Exhibit 99.1

ENERFLEX LTD. ANNOUNCES SUCCESSFUL PLACEMENT OF COMMITTED

FINANCING FOR PENDING ACQUISITION OF EXTERRAN CORPORATION

NEWS RELEASE

CALGARY, Alberta, October 6, 2022 — Enerflex Ltd. (“Enerflex” or the “Company”) (TSX: EFX), a leading supplier of vertically integrated products and services to the global energy industry, continues to advance towards its pending acquisition of Exterran Corporation (“Exterran”) (NYSE: EXTN) (the “Transaction”) by securing its committed financing. The Transaction is on track to close early in the fourth quarter of 2022.

Marc Rossiter, Enerflex’s President and Chief Executive Officer commented, “Since announcing the Transaction in early 2022, business conditions have improved and natural gas fundamentals have strengthened, helping to offset today’s higher market interest rates. We recorded over Cdn$300 million of Engineered Systems bookings during the third quarter of 2022, which includes approximately Cdn$80 million in carbon capture projects, a major step forward for our Energy Transition business. With this momentum, we have significantly de-risked our 2023 business plans. We are maintaining our target to reduce our bank-adjusted net debt to EBITDA ratio to below 2.5 times within 12 to 18 months of closing, expecting to deleverage much more quickly than we had forecasted when we announced the Transaction earlier this year.”

Upon closing, the committed financing for the pro forma business is expected to comprise of:

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A private offering (the “Offering”) of U.S.$625 million aggregate principal amount of 9.00% senior secured notes due 2027 (the “Notes”). The estimated net proceeds from the issuance of the Notes will be approximately U.S.$565 million, taking into effect the issuance discount and estimated transaction costs. The Notes will be guaranteed by certain subsidiaries of Enerflex.

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Commitments from a syndicate of financial institutions for a newly drawn U.S.$150 million three-year secured term loan credit facility, bearing an interest rate equal to the Secured Overnight Financing Rate or U.S. base rate plus 3.75% or 2.75% per annum, respectively (the “Term Loan Facility”).

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As previously announced, a U.S.$700 million three-year secured revolving credit facility, which the Company expects to be drawn by approximately U.S.$227 million upon closing, bearing an interest rate equal to an applicable margin (ranging from a low of 0.20% per annum to a high of 3.25% per annum based on the Company’s net funded debt to EBITDA ratio), plus the applicable reference rate associated with the currency of the borrowings (the “Revolving Credit Facility”).

Enerflex intends to use the net proceeds of the Offering, together with the Term Loan Facility, an initial draw under the Revolving Credit Facility, and cash on hand, to fully repay the existing Enerflex and Exterran notes and revolving credit facilities and put in place a new debt capital structure. The balance of the Revolving Credit Facility will be used for committed capital expenditures and other general corporate purposes and will provide significant liquidity for the pro forma business.

The offering of the Notes is expected to close on October 12, 2022, subject to customary conditions. The closing of the Offering is not conditioned upon the consummation of the Transaction. The Notes will be subject to a special mandatory redemption if (i) the Transaction is not consummated on or prior to November 25, 2022, (ii) the merger agreement for the Transaction is terminated prior to such date, or (iii) Enerflex delivers a notice to the escrow agent and the trustee for the Notes prior to such date advising that it is no longer pursuing the consummation of the Transaction, as further described in the terms of the Notes.

The Notes and guarantees thereof will be offered in a private offering in reliance upon exemptions from, or in transactions not subject to, the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the prospectus requirements of applicable Canadian securities laws. The Notes and the guarantees thereof will be offered and sold only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act and prospectus exemptions under applicable Canadian securities laws and similar exemptions under the laws of the applicable jurisdictions outside of the United States and Canada.

The Notes and the related guarantees have not been registered under the Securities Act, any state securities laws, or the laws of any other jurisdiction, and the Company does not intend to register the Notes or the related guarantees. Any offer or sale of the Notes must be exempt from or not subject to the registration requirements of the Securities Act and applicable state laws and similar requirements under the laws of Canada and other jurisdictions where the Notes may be offered or sold outside of the United States and Canada.

This news release does not constitute an offer to sell, or the solicitation of an offer to buy, the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. No assurance can be made that the Offering will be consummated on its proposed terms or at all.

SPECIAL SHAREHOLDER MEETING

The Enerflex Board of Directors urges Enerflex shareholders to follow Institutional Shareholder Services’ and Glass, Lewis & Co.’s recommendations to vote “FOR” the Company’s proposed issuance of common shares of Enerflex to the holders of common stock of Exterran pursuant to the Transaction.

The Enerflex Special Meeting to consider and vote on the resolution in connection with the Transaction will be held at The Westin Calgary, 320 4th Avenue S.W., Calgary, Alberta, on October 11, 2022 at 9:00 a.m. (MDT), for Enerflex shareholders of record at the close of business on September 9, 2022.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

Statements in this news release which are not historical in nature are “forward-looking statements” within the meaning of certain federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “FLI”), including statements regarding the outlook for Enerflex’s business, the Company’s ability to reduce its leverage, the Offering, the closing of the Offering, and the terms of the Notes and the intended use of the proceeds thereof. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “create”, “estimate”, “expect”, “intend”, “target”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions are intended to identify forward-looking information. Although the Company believes that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity, and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of shareholder/stockholder approvals and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the Transaction and the timing and quantum thereof; the success of integration plans and the time it takes to implement such integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; changes in business strategy and strategic opportunities; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms, or at all; cost of debt and equity capital; potential changes in the Enerflex share price; the ability of management of Enerflex, its subsidiaries, and affiliates to execute key priorities, including those in connection with the Transaction; the

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completion of refinancing transactions; general Canadian, U.S., and global social, economic, political, credit, and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; inflation; geopolitical instability; changes in laws, regulations, and governmental policies; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out business plans; services and infrastructure; the satisfaction by third parties of their obligations; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements; climate change and the market and regulatory responses to climate change; operational performance and reliability; customer, shareholder, regulatory, and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches, and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war, or other acts of violence or crime, or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short- and long-term financing; and the pandemic created by COVID-19 and the emergence of various variants, and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

Additional information about these and other assumptions, risks, and uncertainties can be found in reports and filings by Enerflex and Exterran with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular, or registration statement filed in connection with the Transaction. Reference should be made to the section entitled “Risk Factors” in the prospectus of Enerflex filed with the U.S. Securities and Exchange Commission on September 9, 2022, Enerflex’s Annual Information Form and Exterran’s Form 10-K, each for the year ended December 31, 2021, and in Enerflex’s Management’s Discussion and Analysis and Exterran’s Form 10-Q, each for the three-month periods ended March 31, 2022 and June 30, 2022, available on SEDAR and EDGAR, respectively, and Enerflex’s Notice of Special Meeting and Management Information Circular filed with SEDAR and EDGAR on September 9, 2022. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

The FLI contained in this news release speak only as of the date of this news release. Enerflex undertakes no obligation to update or revise any forward-looking statements, except as may be required by law.

ABOUT ENERFLEX

Enerflex is a single-source supplier of natural gas compression, oil and gas processing, refrigeration systems, and electric power generation equipment, including related in-house engineering and mechanical services expertise. The Company’s broad in-house resources provide the capability to engineer, design, manufacture, construct, commission, service, and operate hydrocarbon handling systems. Enerflex’s expertise encompasses field production facilities, compression and natural gas processing plants, gas lift compression, refrigeration systems, and electrical power solutions serving the natural gas production industry.

Headquartered in Calgary, Alberta, Canada, Enerflex has approximately 2,100 employees worldwide. Enerflex, its subsidiaries, interests in associates, and joint operations operate in Canada, the USA, Argentina, Bolivia, Brazil, Colombia, Mexico, the United Kingdom, Bahrain, Kuwait, Oman, the United Arab Emirates, Australia, New Zealand, Indonesia, Malaysia, and Thailand. Enerflex operates three business segments: USA, Rest of World, and Canada. Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX”. For more information about Enerflex, visit www.enerflex.com.

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For investor and media enquiries, contact:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali
President &	Senior Vice President &	Vice President,
Chief Executive Officer	Chief Financial Officer	Strategy & Investor Relations
Tel: (403) 387-6325	Tel: (403) 236-6857	Tel: (403) 717-4953

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